SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 19)*

EQUITY COMMONWEALTH

(formerly CommonWealth REIT)

(Name of Issuer)

Common Shares of Beneficial Interest, par value $0.01 per share

(Title of Class of Securities)

294628102

(CUSIP Number)

Keith Meister

Patrick J. Dooley, Esq.

Corvex Management LP

712 Fifth Avenue, 23rd Floor

New York, New York 10019

(212) 474-6700

Richard O’Toole

Related Fund Management, LLC

60 Columbus Circle

New York, New York 10023

(212) 421-5333

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 8, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 294628102

1	Names of reporting persons CORVEX MANAGEMENT LP
2	Check the appropriate box if a member of a group (see instructions) a. ☐ b. ☒
3	SEC use only
4	Source of funds (see instructions) AF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 3,651,441
	9	Sole dispositive power 0
	10	Shared dispositive power 3,651,441
11	Aggregate amount beneficially owned by each reporting person 3,651,441
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 2.8%*
14	Type of reporting person (see instructions) PN; IA

*

The percentages set forth above and in the rest of this Schedule 13D are calculated based on an aggregate of 128,870,903 Shares outstanding as of August 5, 2014, as reported in the Issuer’s Form 10-Q for the quarterly period ended June 30, 2014, filed with the SEC on August 7, 2014.

CUSIP No. 294628102

1	Names of reporting persons KEITH MEISTER
2	Check the appropriate box if a member of a group (see instructions) a. ☐ b. ☒
3	SEC use only
4	Source of funds (see instructions) AF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization UNITED STATES
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 3,651,441
	9	Sole dispositive power 0
	10	Shared dispositive power 3,651,441
11	Aggregate amount beneficially owned by each reporting person 3,651,441
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 2.8%*
14	Type of reporting person (see instructions) IN

*

The percentages set forth above and in the rest of this Schedule 13D are calculated based on an aggregate of 128,870,903 Shares outstanding as of August 5, 2014, as reported in the Issuer’s Form 10-Q for the quarterly period ended June 30, 2014, filed with the SEC on August 7, 2014.

CUSIP No. 294628102

1	Names of reporting persons RELATED FUND MANAGEMENT, LLC
2	Check the appropriate box if a member of a group (see instructions) a. ☐ b. ☒
3	SEC use only
4	Source of funds (see instructions) AF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 3,651,441
	9	Sole dispositive power 0
	10	Shared dispositive power 3,651,441
11	Aggregate amount beneficially owned by each reporting person 3,651,441
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 2.8%*
14	Type of reporting person (see instructions) IA

*

The percentages set forth above and in the rest of this Schedule 13D are calculated based on an aggregate of 128,870,903 Shares outstanding as of August 5, 2014, as reported in the Issuer’s Form 10-Q for the quarterly period ended June 30, 2014, filed with the SEC on August 7, 2014.

CUSIP No. 294628102

1	Names of reporting persons RELATED REAL ESTATE RECOVERY FUND GP-A, LLC
2	Check the appropriate box if a member of a group (see instructions) a. ☐ b. ☒
3	SEC use only
4	Source of funds (see instructions) AF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 3,651,441
	9	Sole dispositive power 0
	10	Shared dispositive power 3,651,441
11	Aggregate amount beneficially owned by each reporting person 3,651,441
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 2.8%*
14	Type of reporting person (see instructions) OO

*

The percentages set forth above and in the rest of this Schedule 13D are calculated based on an aggregate of 128,870,903 Shares outstanding as of August 5, 2014, as reported in the Issuer’s Form 10-Q for the quarterly period ended June 30, 2014, filed with the SEC on August 7, 2014.

CUSIP No. 294628102

1	Names of reporting persons RELATED REAL ESTATE RECOVERY FUND GP, LP
2	Check the appropriate box if a member of a group (see instructions) a. ☐ b. ☒
3	SEC use only
4	Source of funds (see instructions) AF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 3,651,441
	9	Sole dispositive power 0
	10	Shared dispositive power 3,651,441
11	Aggregate amount beneficially owned by each reporting person 3,651,441
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 2.8%*
14	Type of reporting person (see instructions) PN

*

The percentages set forth above and in the rest of this Schedule 13D are calculated based on an aggregate of 128,870,903 Shares outstanding as of August 5, 2014, as reported in the Issuer’s Form 10-Q for the quarterly period ended June 30, 2014, filed with the SEC on August 7, 2014.

CUSIP No. 294628102

1	Names of reporting persons RELATED REAL ESTATE RECOVERY FUND, LP
2	Check the appropriate box if a member of a group (see instructions) a. ☐ b. ☒
3	SEC use only
4	Source of funds (see instructions) WC
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 3,651,441
	9	Sole dispositive power 0
	10	Shared dispositive power 3,651,441
11	Aggregate amount beneficially owned by each reporting person 3,651,441
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 2.8%*
14	Type of reporting person (see instructions) PN

*

The percentages set forth above and in the rest of this Schedule 13D are calculated based on an aggregate of 128,870,903 Shares outstanding as of August 5, 2014, as reported in the Issuer’s Form 10-Q for the quarterly period ended June 30, 2014, filed with the SEC on August 7, 2014.

CUSIP No. 294628102

1	Names of reporting persons RRERF ACQUISITION, LLC
2	Check the appropriate box if a member of a group (see instructions) a. ☐ b. ☒
3	SEC use only
4	Source of funds (see instructions) AF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 3,651,441
	9	Sole dispositive power 0
	10	Shared dispositive power 3,651,441
11	Aggregate amount beneficially owned by each reporting person 3,651,441
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 2.8%*
14	Type of reporting person (see instructions) OO

*

The percentages set forth above and in the rest of this Schedule 13D are calculated based on an aggregate of 128,870,903 Shares outstanding as of August 5, 2014, as reported in the Issuer’s Form 10-Q for the quarterly period ended June 30, 2014, filed with the SEC on August 7, 2014.

This Amendment No. 19 to the Schedule 13D (this “Amendment No. 19”) relates to the common shares of beneficial interest, par value $0.01 per share (the “Shares”), of Equity Commonwealth, a Maryland real estate investment trust (the “Issuer”) and amends the Schedule 13D filed on February 26, 2013, as amended by Amendment No. 1 thereto, filed with the SEC on February 27, 2013, Amendment No. 2 thereto, filed with the SEC on March 4, 2013, Amendment No. 3 thereto, filed with the SEC on March 4, 2013, Amendment No. 4 thereto, filed with the SEC on March 11, 2013, Amendment No. 5 thereto, filed with the SEC on March 13, 2013, Amendment No. 6 thereto, filed with the SEC on March 15, 2013, Amendment No. 7 thereto, filed with the SEC on March 28, 2013, Amendment No. 8 thereto, filed with the SEC on April 12, 2013, Amendment No. 9 thereto, filed with the SEC on April 18, 2013, Amendment No. 10 thereto, filed with the SEC on June 20, 2013, Amendment No. 11 thereto, filed with the SEC on June 24, 2013, Amendment No. 12 thereto, filed with the SEC on August 8, 2013, Amendment No. 13 thereto, filed with the SEC on November 19, 2013, Amendment No. 14 thereto, filed with the SEC on November 25, 2013, Amendment No. 15 thereto, filed with the SEC on February 12, 2014, Amendment No. 16 thereto, filed with the SEC on March 27, 2014, Amendment No. 17 thereto, filed with the SEC on May 28, 2014 and Amendment No. 18 thereto, filed with the SEC on July 15, 2014 (the “Original Schedule 13D” and, together with this Amendment No. 19, the “Schedule 13D”). Capitalized terms used and not defined in this Amendment No. 19 have the meanings set forth in the Original Schedule 13D.

This Amendment No. 19 is being filed by (i) Corvex Management LP, a Delaware limited partnership (“Corvex”), and Keith Meister and (ii) Related Fund Management, LLC, a Delaware limited liability company (“Related”), Related Real Estate Recovery Fund GP-A, LLC, a Delaware limited liability company, Related Real Estate Recovery Fund GP, L.P., a Delaware limited partnership, Related Real Estate Recovery Fund, L.P., a Delaware limited partnership (“Related Recovery Fund”) and RRERF Acquisition, LLC, a Delaware limited liability company (“RRERF”). As set forth below, effective as of the execution of the Termination Agreement (as defined herein) the Corvex Persons and the Related Persons shall no longer be deemed to be a “group” for purposes of Section 13(d)(3) of the Exchange Act and Rule 13d-5(g) promulgated thereunder, such that the filing of this Amendment No. 19 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

Item 1 Security and Issuer

Item 1 of the Schedule 13D is amended by adding the following:

On July 31, 2014, Equity Commonwealth announced that the process to change its name from CommonWealth REIT to Equity Commonwealth is complete.

Item 4 Purpose of Transaction

On August 8, 2014, Corvex and Related Recovery Fund, by mutual written agreement, terminated their agreement dated January 29, 2013, previously filed as Exhibit 6 to the Schedule 13D, pursuant to which the parties had agreed to take certain actions with respect to the Issuer’s securities (the “Termination Agreement”). The Termination Agreement is attached as Exhibit 38 hereto and is incorporated by reference in this Item 4 in its entirety.

Effective upon the execution of the Termination Agreement (i) the Corvex Persons shall no longer be deemed to beneficially own the Related Shares and (ii) the Related Persons shall no longer be deemed to beneficially own the Corvex Shares. The Corvex Persons and the Related Persons may no longer be deemed to be a “group” for purposes of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b) promulgated thereunder.

Item 5 Interest in Securities of the Issuer

Items 5(a),(b) and (e) of the Schedule 13D are amended and restated as follows:

The percentages set forth in this Schedule 13D are calculated based upon an aggregate of 128,870,903 Shares outstanding as of August 5, 2014, as reported in the Issuer’s Form 10-Q for the quarterly period ended June 30, 2014 filed with the SEC on August 7, 2014.

(a)-(b) Each of the Corvex Persons may be deemed to be the beneficial owner of 3,651,441 Shares (2.8% of the Issuer’s outstanding Shares) held on behalf of the Corvex Funds (the “Corvex Shares”). By virtue of his position as a control person of the general partner of Corvex, Mr. Meister and Corvex may be deemed to share voting power and dispositive power with respect to the Corvex Shares.

Each of the Related Persons may be deemed to be the beneficial owner of 3,651,441 Shares (2.8% of the Issuer’s outstanding Shares) held on behalf of RRERF (the “Related Shares”). By virtue of their relationship, the Related Persons may be deemed to share voting power and dispositive power with respect to the Related Shares.

(e) As a result of the Termination Agreement referred to in Item 4, on August 8, 2014 each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Shares.

Item 6 Contracts, Arrangements, Understandings, or Relationships with Respect to the Securities of the Issuer

Item 6 of the Schedule 13D is amended by adding the following:

The information contained in Item 4 of this Amendment No. 19 is incorporated herein by reference.

Item 7 Material to be Filed as Exhibits

Item 7 of the Schedule 13D is amended by adding thereto the following:

Exhibit 38	Termination Agreement, dated August 8, 2014

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 8, 2014	CORVEX MANAGEMENT LP

	By:	/s/ Keith Meister
Keith Meister
Managing Partner

Date: August 8, 2014	KEITH MEISTER

	By:	/s/ Keith Meister

Date: August 8, 2014	RELATED FUND MANAGEMENT, LLC

	By:	/s/ Richard O’Toole
Richard O’Toole
Vice President

Date: August 8, 2014	RELATED REAL ESTATE RECOVERY FUND GP-A, LLC

	By:	/s/ Richard O’Toole
Richard O’Toole
Vice President

Date: August 8, 2014	RELATED REAL ESTATE RECOVERY FUND GP, L.P.

By: Related Real Estate Recovery Fund GP-A, LLC, its general partner

	By:	/s/ Richard O’Toole
Richard O’Toole
Vice President

Date: August 8, 2014	RELATED REAL ESTATE RECOVERY FUND, L.P.

By: Related Real Estate Recovery Fund GP, L.P., its general partner
By: Related Real Estate Recovery Fund GP-A, LLC, its general partner

	By:	/s/ Richard O’Toole
Richard O’Toole
Vice President

Date: August 8, 2014	RRERF ACQUISITION, LLC

	By:	/s/ Richard O’Toole
Richard O’Toole
Vice President